SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Trintech Group PLC

Form 6-K

Table of Contents

On October 15, 2010, Trintech Group PLC announced that it had reached agreement on the terms of a recommended acquisition of the Company by a new company called Cerasus II Limited formed by a fund sponsored by Spectrum Equity Investors. Under the terms of the recommended acquisition, Trintech shareholders will receive $6.60 in cash for each Trintech ADS, representing a premium of approximately 43 per cent over the Closing Price of $4.63 on 20 September 2010, being the last Business Day prior to the commencement of the Offer Period and a premium of approximately 61% over the average Closing Price of $4.11 per Trintech ADS over the last 12 months prior to the commencement of the Offer Period, in a press release, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by this reference. Capitalized terms used but not defined in the preceding sentence have the meanings ascribed to them in such press release.

On October 15, 2010, Trintech Group PLC announced that in accordance with Rule 2.5 of the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended) that the pre-conditions to the Offer regarding the receipt of Irrevocable Undertakings to accept the Offer have been satisfied, in a press release, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by this reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/S/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Dated: October 20, 2010

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EXHIBIT INDEX

Exhibit No.	Description

99.5	Trintech Group PLC Press Release Dated October 15, 2010

99.6	Trintech Group PLC Press Release Dated October 15, 2010

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Exhibit No. 99.5

Trintech Group plc (Trintech)

15 October 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Trintech Announces Agreement on the Terms of a Recommended Acquisition for Cash by Private

Investor Group

Trintech Shareholders to Receive $6.60 per ADS in Cash

Dublin, Ireland/Dallas, US – October 15, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading provider of integrated financial governance, risk management and compliance (GRC) solutions for commercial, financial and healthcare markets, today announced that it had reached agreement on the terms of a recommended acquisition of the Company by a new company called Cerasus II Limited formed by a fund sponsored by Spectrum Equity Investors. Under the terms of the recommended acquisition, Trintech shareholders will receive $6.60 in cash for each Trintech ADS, representing a premium of approximately 43 per cent over the Closing Price of $4.63 on 20 September 2010, being the last Business Day prior to the commencement of the Offer Period and a premium of approximately 61% over the average Closing Price of $4.11 per Trintech ADS over the last 12 months prior to the commencement of the Offer Period.

“Trintech is pleased to announce this acquisition, which has been unanimously approved and recommended by our Board of Directors” said Cyril McGuire, CEO of the Trintech Group. “We are confident that the acquisition of our business by Spectrum Equity Investors will deliver significant opportunities to our customers, partners and talented team and will further extend our market leading position in the Financial Governance, Risk Management and Compliance (GRC) industry. The acquisition will support and accelerate the next phase of growth and innovation following our successful and profitable growth track record. We believe the acquisition is good for our shareholders as the offer represents an attractive premium relative to our trading history and, as a full cash offer, provides liquidity and value for our shareholders.”

The acquisition has been unanimously approved by Trintech’s Board of Directors, and the Board intends to recommend to Trintech’s shareholders to vote in favor of the acquisition.

Recommended acquisition for cash

of

Trintech Group plc

by

Cerasus II Limited (Cerasus)

to be implemented by means of a scheme of arrangement under section 201 of the Companies Act 1963 of Ireland

15 October 2010

Summary

•

The Cerasus Board and the Trintech Board are pleased to announce that they have reached agreement on the terms of a recommended acquisition for cash by Cerasus of the entire issued and to be issued share capital of Trintech to be implemented by means of a scheme of arrangement under section 201 of the Act.

•

Under the terms of the Acquisition, Trintech Shareholders will receive $6.60 in cash for every Trintech ADS. Each Trintech ADS represents two Trintech Shares and therefore under the terms of the Acquisition, holders of Trintech Shares will receive $3.30 for every 1 Trintech Share.

•	The Acquisition values the entire issued and to be issued share capital of Trintech at approximately $129.4 million.

•

The Acquisition is conditional upon receipt by Cerasus of irrevocable undertakings to accept the Offer from the Trintech Board to vote in favour of or accept the Offer (representing approximately 24.1 per cent of the Trintech Shares currently in issue). In addition, the Acquisition will be subject to the conditions set out in Appendix I to this Announcement and to be set out in the Scheme Document.

•	Cerasus is a newly incorporated company formed at the direction of Spectrum Equity Investors for the purpose of implementing the Acquisition.

•

It is intended that the Acquisition will be implemented by means of a scheme of arrangement under section 201 of the Act. It is intended that the Scheme Document will be posted by 5 November 2010 and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective and the Acquisition completed by 31 December 2010.

•

To become effective, the Scheme requires, amongst other things, the approval at the Court Meeting (or any adjournment of the Court Meeting) of a majority in number of Trintech Shareholders, present and voting either in person or by proxy, representing three-fourths (75 per cent.) or more in value of the Trintech Shares held by such holders, as well as the approval by Trintech Shareholders of resolutions relating to the implementation of the Scheme at the Extraordinary General Meeting to be held directly after the Court Meeting.

•

The Trintech Board, which has been so advised by William Blair & Company LLC considers the terms of the Acquisition to be fair from a financial point of view. In providing their advice, William Blair & Company LLC have taken into account the commercial assessments of the Trintech Board. Accordingly, the Trintech Board intends unanimously to recommend to Trintech Shareholders that they vote in favour of the Acquisition and the Scheme, as those Trintech Directors who are also Trintech Shareholders intend to irrevocably undertake to do in respect of their own beneficial holdings, amounting to, in aggregate, 4,076,962 Trintech ADS’s (8,153,924 Trintech Shares), representing approximately 24.1 per cent. of the existing issued share capital of Trintech.

The making of the Acquisition and the Scheme, are subject to the Conditions and further terms set out in Appendix I and is conditional on, among other things, certain approvals by Trintech Shareholders and the sanction of the Scheme by the Court.

Commenting on the Acquisition, Cyril P. McGuire, Chairman and CEO of Trintech, said:

“Trintech is pleased to announce this acquisition, which has been unanimously approved and recommended by our Board of Directors. We are confident that the acquisition of our business by Spectrum Equity Investors will deliver significant opportunities to our customers, partners and talented team and will further extend our market leading position in the Financial Governance, Risk Management and Compliance (GRC) industry. The acquisition will support and accelerate the next phase of growth and innovation following our successful and profitable growth track record. We believe the acquisition is good for our shareholders as the offer represents an attractive premium relative to our trading history and, as a full cash offer, provides liquidity and value for our shareholders.”

This summary should be read in conjunction with, and is subject to, the full text of this announcement and the appendices to this announcement. Appendix I to this announcement contains the full text of the conditions to, and certain further terms of, the Acquisition and the Scheme. Appendix II to this announcement contains further details of the bases and sources of information contained in this announcement. Appendix III contains definitions of certain expressions used in this summary and in this announcement.

Cerasus’ financial adviser is Goodbody Corporate Finance and its legal advisers are Latham & Watkins LLP and Maples and Calder.

Trintech’s financial adviser is William Blair & Company LLC and its legal advisers are A&L Goodbody and Wilson Sonsini Goodrich & Rosati, Professional Corporation

Enquiries:
Cerasus
Christopher Mitchell	Tel: +1.617.464.4600
Adam J. Margolin
Trintech	Tel: +353.1.293.9840
Joseph Seery
William Blair & Company LLC	Tel: +312.236.1600
Dan Daul
Goodbody Corporate Finance	Tel: +353.1.667.0420
Don Harrington
Stephen Kane

General

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, IN CONTRAVENTION OF APPLICABLE LAW.

The release, publication or distribution of this announcement in or into certain jurisdictions other than Ireland may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with Irish law and the Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland.

Cerasus and Trintech strongly advise Trintech Shareholders to read the formal documentation relating to the Acquisition when it becomes available because it will contain important information about Trintech, the Acquisition, the Scheme and related matters. Any response in relation to the Acquisition should be made only on the basis of the information contained in the formal documentation relating to the Acquisition. This announcement does not constitute a prospectus or prospectus equivalent document.

Financial Advisers

Goodbody Corporate Finance, which is regulated by the Financial Regulator, is acting exclusively for Cerasus and no one else in connection with the Acquisition and will not be responsible to anyone other than Cerasus for providing the protections afforded to clients of Goodbody Corporate Finance or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement referred to herein.

William Blair & Company LLC is acting exclusively for Trintech and no one else in connection with the Acquisition and will not be responsible to anyone other than Trintech for providing the protections afforded to customers of William Blair & Company LLC or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement or any matter referred to herein.

Director’s Responsibility Statements

The Cerasus Directors accept responsibility for the information contained in this announcement relating to the Cerasus Group and the Cerasus Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Cerasus Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Trintech Directors accept responsibility for all of the information contained in this announcement other than the information relating to the Cerasus Group, the Cerasus Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Trintech Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, one per cent., or more of any class of ‘relevant securities’ of Trintech, all ‘dealings’ in any ‘relevant securities’ of Trintech (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3.30 pm (Dublin time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Trintech, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Trintech by Cerasus or Trintech, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Dublin time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can be found on the Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

Forward Looking Statements

This announcement includes certain ‘forward looking statements’ with respect to the business, strategy and plans of the Cerasus Group and Trintech and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about the Cerasus Group’s or Trintech’s or their respective management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Cerasus, Trintech or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Cerasus, Trintech or the combined company following the Acquisition; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Cerasus or Trintech or on their behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Trintech, including Trintech Group’s most recent annual report on Form 20-F filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, neither Cerasus nor Trintech undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Cerasus or Trintech as appropriate.

Announcement issued pursuant to Rule 2.5 of the Takeover Rules

This announcement, which is issued jointly by Cerasus and Trintech, is made pursuant to Rule 2.5 of the Takeover Rules.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Recommended acquisition for cash

of

Trintech Group plc

by

Cerasus II Limited

to be implemented by means of a scheme of arrangement under section 201 of the Companies Act 1963 of Ireland

1.	Introduction

The Cerasus Board and Trintech Board are pleased to announce that they have reached agreement on the terms of a recommended acquisition for cash by Cerasus of the entire issued and to be issued share capital of Trintech at a price of $6.60 per Trintech ADS ($3.30 per Trintech Share), which is to be effected by means of a scheme of arrangement under section 201 of the Act.

The Trintech Board, which has been so advised by William Blair & Company LLC considers the terms of the Acquisition to be fair from a financial point of view. In providing their advice, William Blair & Company LLC have taken into account the commercial assessments of the Trintech Board. Accordingly, the Trintech Board intends unanimously to recommend to Trintech Shareholders that they vote in favour of the Acquisition and the Scheme, as those Trintech Directors who are also Trintech Shareholders intend to irrevocably undertake to do in respect of their own beneficial holdings, amounting to, in aggregate, 4,076,962 Trintech ADS’s (8,153,924 Trintech Shares), representing approximately 24.1 per cent of the existing issued share capital of Trintech.

The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix III.

2.	The Acquisition

Under the terms of the Acquisition and subject to the Conditions and further terms set out in Appendix I which will also be set out in the Scheme Document:

Trintech Shareholders will receive $6.60 in cash for every Trintech ADS. Each Trintech ADS represents two Trintech Shares and therefore under the terms of the Acquisition holders of Trintech ADS’s will receive $6.60 for every ADS held or $3.30 in cash for every Trintech Share.

The Acquisition values the entire issued and to be issued share capital of Trintech at approximately $129.4 million.

The Acquisition represents:

•	a premium of approximately 43 per cent over the Closing Price of $4.63 per Trintech ADS on 20 September 2010, being the last Business Day prior to the commencement of the Offer Period; and

•	a premium of approximately 61 per cent over the average Closing Price of $4.11 per Trintech ADS over the last 12 months prior to the commencement of the Offer Period.

3.	Background to and Reasons for Recommending the Acquisition

The directors of Trintech have, on an ongoing basis, discussed the long-term strategy of Trintech and strategic opportunities that might be available to enhance shareholder value, including additional investments in new growth opportunities, potential acquisitions and disposal of certain divisions of Trintech. Following an unsolicited approach in November, 2009 for its healthcare division, the directors of Trintech worked with William Blair & Company LLC to advise the directors of Trintech on strategies to maximise shareholder value. In March, 2010 Trintech signed a definitive agreement for the sale of its healthcare division, Concuity to The Advisory Board Company for $34.5 million in cash. The sale was successfully completed in April, 2010. As a result of this transaction, Trintech focused exclusively on its core Financial Governance, Risk Management and Compliance (GRC) business and continued to invest and to explore opportunities to enhance shareholder value. Beginning in May 2010, William Blair & Company, LLC began assembling marketing materials and contacting a broad range of potential strategic and financial partners regarding a potential acquisition of the Company’s GRC business. In September, the directors of Trintech announced that they had received approaches from a number of interested parties for the entire issued share capital of the Company. The Company reviewed the opportunities that existed for its GRC business and for shareholders to maximise value in the Company. All of the interested parties had expressed a deep appreciation of Trintech’s strong suite of solutions for the GRC market and were committed to further extend the product set and to continue to develop and support client relationships globally. In reaching its determination to approve the Acquisition, the Trintech Board consulted with management, its financial and legal advisers, drew on its knowledge of Trintech’s business, assets, financial position, operating results, market position in a consolidating GRC industry, historical and current share trading prices and volumes. Finally, the Trintech Board’s review of strategic alternatives available to Trintech, due consideration of the best price, terms and conditions offered for the business and the variety of risks and other factors with respect to the Acquisition, concluded that the Trintech Board unanimously recommend Trintech Shareholders to vote in favour of the Acquisition.

4.	Information on Trintech

Trintech is a leading global provider of integrated financial governance, risk management and compliance (GRC) software solutions for commercial, financial and healthcare markets. Trintech’s Unity Financial GRC Software Suite provides a production platform for the automation and control of critical financial processes in the office of finance. Trintech’s recognised expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater visibility and control over their financial processes leading to better overall business performance.

Over 570 organisations are realising the benefits of Trintech’s configurable and highly scalable solutions every day to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting, and strengthen internal controls to support compliance requirements.

The Company has a customer base of 50,000 users in more than 570 industry leading organisations, including 48% of the Fortune 50 and 22% of the Fortune 500 companies and represents the market leaders in over 17 different industries. Trintech’s customers include retail chains, commercial companies, financial institutions and healthcare providers in the United States, the UK and Ireland, continental Europe and Australia.

For the financial year ended 31 January 2010, Trintech reported revenues from continuing operations of $32.5 million and generated profit before taxation from continuing operations of $2.7 million. Trintech reported total assets of $56.8 million and shareholders equity of $40.9million as at 31 January 2010.

5.	Information on Cerasus

Cerasus was incorporated in Ireland on 13 October 2010 under the Companies Acts as a private limited company (registered number 490172) and was formed at the direction of Spectrum Equity Investors for the purpose of implementing the Acquisition. Cerasus is a wholly owned subsidiary of Spectrum TTL Investment Ltd, which is itself a wholly owned subsidiary of Spectrum Equity Investors. The directors of Cerasus are Stephen O’Donnell, Christopher T. Mitchell and Adam J. Margolin.

Cerasus has not traded since its incorporation, nor has it entered into any obligation other than in connection with the implementation of the Acquisition.

Spectrum Equity Investors was founded in 1994 and has raised five private equity investment funds representing approximately $4 billion of committed capital. Based in Boston, Massachusetts and Menlo Park, California, Spectrum’s investment activity is focused on minority and majority investments in growth companies operating in the information and business services, media, and communications industries.

6.	Management and Employees

The Cerasus Board confirms that where management and employees of Trintech have existing employment rights, including pension rights under applicable laws, those rights will be fully safeguarded following the Scheme becoming effective.

7.	Transaction Agreement

Cerasus and Trintech have entered into the Transaction Agreement which provides, amongst other things, for the implementation of the Acquisition and contains certain assurances and confirmations between the parties, including provisions to implement the Acquisition on a timely basis and governing the conduct of the business of the Trintech Group pending the Acquisition becoming effective.

The Transaction Agreement will terminate in certain circumstances, including if the Court Order sanctioning the Scheme is not granted, or any resolutions required to approve and implement the Scheme are not passed by Trintech Shareholders.

The Transaction Agreement contains a non-solicitation undertaking that until the Acquisition or Scheme becomes effective (or is withdrawn), no member of the Trintech Group (nor their respective directors, employees, agents or advisers) shall solicit interest or initiate discussions or negotiations with any person with a view to making a competing offer.

Further information regarding the Transaction Agreement will be set out in the Scheme Document.

8.	Expenses Reimbursement Agreement

Trintech has entered into the Expenses Reimbursement Agreement dated 15 October 2010 with Cerasus, the terms of which have been approved by the Panel. Under the Expenses Reimbursement Agreement, Trintech has agreed to pay specific, quantifiable third party costs and expenses incurred by Cerasus in connection with the Acquisition in the circumstances outlined below. The liability of Trintech to pay these amounts is limited to a maximum amount equal to 1 per cent. of the total value attributable to the entire issued share capital of Trintech under the Acquisition (calculated on a fully diluted basis based on the closing price of a Trintech ADS on the Business Day prior to the date of the occurrence of the relevant event set out below and exclusive of any value added tax payable, to the extent it is recoverable by Cerasus. The circumstances in which such payment will be made include:

(a)	the Trintech Board withdraws, adversely modifies or qualifies its recommendation to Trintech Shareholders to vote in favour of the Scheme (to include any public announcement by Trintech of a recommendation or intention to recommend a competing offer); or

(b)	prior to the Scheme being withdrawn by Trintech or lapsing in accordance with its terms or in accordance with the terms of the Transaction Agreement, a competing offer is announced (under Rule 2.4 or 2.5 of the Takeover Rules) and subsequently made and that competing offer or a competing offer in which that competing party is interested or participates subsequently becomes effective or unconditional within 12 months of such lapse or withdrawal.

William Blair & Company LLC has confirmed in writing to the Panel that in the opinion of William Blair & Company LLC and Trintech, in the context of the Acquisition, the Expenses Reimbursement Agreement is in the best interests of Trintech and Trintech Shareholders.

9.	Effect of the Scheme on the Trintech Share Option Schemes

Cerasus intends to make appropriate proposals to Trintech Optionholders. Trintech Optionholders will be informed of the proposals as soon as is practicable.

10.	Structure of the Acquisition

The Acquisition will be effected by way of a Scheme of Arrangement between Trintech and Trintech Shareholders under section 201 of the Act. The Scheme will be subject to the Conditions on the terms set out in Appendix I to this announcement and the approval of the High Court. If the Scheme becomes effective, all Trintech Shares will be cancelled pursuant to Sections 72 and 74 of the Act with the exception of seven Trintech Shares held by seven nominees. Trintech will then issue new Trintech Shares to Cerasus in place of the Trintech Shares cancelled pursuant to the Scheme and Cerasus shall pay the consideration for the Acquisition to former Trintech Shareholders. As a result of these arrangements, Trintech will become a wholly owned subsidiary of Cerasus.

Any Trintech Shares issued to Cerasus pursuant to the Acquisition will be issued fully paid or credited as fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

To become effective, the Scheme requires, amongst other things, the approval at the Court Meeting (or any adjournment of the Court Meeting) of a majority in number of Trintech Shareholders, present and voting either in person or by proxy, representing three-fourths (75 per cent.) or more in value of the Trintech Shares held by such holders, as well as the approval by Trintech Shareholders of resolutions relating to the implementation of the Scheme at the Extraordinary General Meeting to be held directly after the Court Meeting.

Assuming that the necessary approvals from Trintech Shareholders have been obtained and all Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Court Order of the High Court sanctioning the Scheme together with the minute required by Section 75 of the Act confirming the capital reduction and registration of such Court Order and minute by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Trintech Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting.

The Acquisition is conditional on the Scheme becoming effective. The conditions to the Acquisition and the Scheme are set out in full in Appendix I of this announcement. The implementation of the Scheme is conditional, amongst other things, upon:

•

the Scheme becoming effective by not later than 27 January 2011 or such later date as Cerasus and Trintech may (with, if required, the consent of the Panel) agree and, if required, the High Court may allow, failing which the Scheme will lapse;

•

the approval at the Court Meeting (or any adjournment of the Court Meeting) of a majority in number of Trintech Shareholders, present and voting either in person or by proxy, representing three-fourths (75 per cent.) or more in value of the Trintech Shares held by such holders;

•

the passing of certain resolutions by the Trintech Shareholders in connection with and/or as are required to approve or implement the Scheme at the Extraordinary General Meeting (and as set out in the notice convening the Extraordinary General Meeting);

•

the sanction of the Scheme by the High Court and confirmation of the reduction of capital involved therein by the High Court and the delivery of an office copy of the Court Order and the minute required by Section 75 of the Act to the Registrar of Companies and the registration of such Court Order and minute by the Registrar of Companies; and

•	the Conditions that are not otherwise identified above being satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act.

The Scheme Document, containing further information relating to the implementation of the Scheme, the full terms and conditions of the Scheme, and the notices of the Court Meeting to be convened by direction of the High Court and the separate Extraordinary General Meeting of the Trintech Shareholders required to approve the Scheme, will be posted as soon as reasonably practicable, and in any event within 28 days of the date of this announcement, to Trintech Shareholders and, for information only, to Trintech Optionholders.

The Scheme Document will also include details of the expected timetable for implementation of the Scheme and will specify the actions to be taken by Trintech Shareholders. It is intended that the Acquisition and the Scheme will become effective by no later than 31 December 2010.

11.	De-listing of Trintech ADS’s

If the Scheme becomes effective, the Trintech ADS’s will be delisted from NASDAQ and Trintech will no longer file reports with the SEC. The last day of dealings in Trintech ADS’s on NASDAQ is expected to be the Business Day immediately prior to the Effective Date.

12.	Financing

The cash payable to Trintech Shareholders under the terms of the Offer will be financed out of a combination of existing cash resources and debt made available to Cerasus by Wells Fargo Capital Finance LLC and Trintech Group Finance Limited.

Further information on the financing of the Acquisition will be set out in the Scheme Document.

Goodbody Corporate Finance as financial advisor to Cerasus has confirmed that it is satisfied that the necessary resources are available to Cerasus to enable it to satisfy in full payment of the cash consideration to all Trintech Shareholders under the Scheme.

13.	Disclosure of Interests and Short Positions in Trintech

Save as disclosed in this paragraph, neither Cerasus nor (so far as it is aware), any person acting in concert with Cerasus, owns or controls any Trintech Shares or any securities convertible or exchangeable into, or rights to subscribe for or purchase, or holds any options to purchase any Trintech Shares or has entered into any derivative referenced to Trintech Shares which remains outstanding or has any arrangements in relation to Trintech Shares other than as set out above.

Neither Cerasus nor (so far as Cerasus is aware) any person acting in concert with Cerasus has any arrangement in relation to any class of relevant securities of Trintech. For these purposes, “arrangement” includes an indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

In the interests of confidentiality, Spectrum Equity Investors and Cerasus have made only limited enquiries in respect of certain parties who may be deemed by the Panel to be acting in concert with them for the purposes of the Acquisition. Enquiries of such parties will be made as soon as practicable following the date of this announcement and any disclosure in respect of such parties will be included in the Scheme Document or, if required by the Panel, will be confirmed in a further announcement.

As at 13 October 2010, the latest practicable date prior to the date of this announcement, Goodbody Corporate Finance and its affiliates do not hold any Trintech Shares on behalf of, discretionary clients, principal trader or through contracts for differences on behalf of discretionary clients.

14.	General

The Scheme Document will be despatched to Trintech Shareholders and, for information only, to Trintech Optionholders, in due course. The Scheme Document will include full details of the Acquisition and the Scheme, together with notices of the Court Meeting and the Extraordinary General Meeting, the expected timetable and will specify the necessary action to be taken by Trintech Shareholders.

The Acquisition will comply with the applicable rules and regulations of the Takeover Rules. The Acquisition will be governed by Irish law and will be subject to the jurisdiction of the Irish courts. Furthermore, the Acquisition will be subject to Conditions and further terms set out in Appendix I.

15.	Recommendation

The Trintech Board, which has been so advised by William Blair & Company LLC, considers the terms of the Acquisition to be fair from a financial point of view. In providing their advice, William Blair & Company LLC have taken into account the commercial assessments of the Trintech Board. Accordingly, the Trintech Board intends unanimously to recommend to Trintech Shareholders that they vote in favour of the Acquisition and the Scheme as those Trintech Directors who are also Trintech Shareholders intend to irrevocably undertake to do in respect of their own beneficial holdings amounting to, in aggregate, 4,076,962 Trintech ADS’s (8,153,924 Trintech Shares), representing approximately 24.1%. of the existing issued share capital of Trintech.

General

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, IN CONTRAVENTION OF APPLICABLE LAW.

The release, publication or distribution1 of this announcement in or into certain jurisdictions other than Ireland may be restricted by the laws of these jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with Irish law and the Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland.

Cerasus and Trintech strongly advise Trintech Shareholders to read the formal documentation relating to the Scheme and the Acquisition when it becomes available because it will contain important information relating to Trintech, the Acquisition, the Scheme and related matters. Any response in relation to the Scheme and the Acquisition should be made only on the basis of the information contained in the formal documentation relating to the Acquisition and the Scheme. This announcement does not constitute a prospectus or prospectus equivalent document.

Financial Advisers

Goodbody Corporate Finance, which is regulated by the Financial Regulator, is acting exclusively for Cerasus and no one else in connection with the Acquisition and will not be responsible to anyone other than Cerasus for providing the protections afforded to clients of Goodbody Corporate Finance, or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement referred to herein.

William Blair & Company LLC is acting exclusively for Trintech and no one else in connection with the Acquisition and will not be responsible to anyone other than Trintech for providing the protections afforded to clients of William Blair & Company LLC or for providing advice in relation to the Acquisition the contents of this announcement or any transaction or arrangement referred to herein.

Director’s Responsibility Statements

The Cerasus Directors accept responsibility for the information contained in this announcement relating to the Cerasus Group and the Cerasus Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Cerasus Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Trintech Directors accept responsibility for all of the information contained in this announcement other than the information relating to the Cerasus Group, the Cerasus Directors and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Trintech Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, one per cent. or more of any class of ‘relevant securities’ of Trintech, all ‘dealings’ in any ‘relevant securities’ of Trintech (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3.30 pm (Dublin time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Trintech, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Trintech by Cerasus or Trintech, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Dublin time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can be found on the Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

Forward Looking Statements

This announcement includes certain ‘forward looking statements’ with respect to the business, strategy and plans of the Cerasus Group and Trintech and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about the Cerasus Group’s or Trintech’s or their respective management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Cerasus, Trintech or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Cerasus, Trintech or the combined company following the Acquisition; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Cerasus or Trintech or on their behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Trintech, including Trintech Group’s most recent annual report on Form 20-F filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, neither Cerasus nor Trintech undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Cerasus or Trintech as appropriate.

Announcement issued pursuant to Rule 2.5 of the Takeover Rules

This announcement, which is issued jointly by Cerasus and Trintech, is made pursuant to Rule 2.5 of the Takeover Rules.

APPENDIX I

Conditions to the Implementation of the Scheme and the Acquisition

The Acquisition and Scheme comply with the Takeover Rules and, where relevant, the rules and regulations of NASDAQ and is subject to the terms and conditions set out in this announcement. The Acquisition and Scheme are governed by the laws of Ireland and are subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state during or after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state on foot of an Irish judgment.

The Acquisition and Scheme will be subject to the following conditions:

1.	The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 27 January 2011 (or such earlier date as may be specified by the Panel, or such later date as Cerasus and Trintech may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).

The Scheme will be conditional upon:

1.1.	the approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Trintech Shares at the Voting Record Time, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

1.2.	such resolution(s) by the Trintech Shareholders in connection with and/or required to approve or implement the Scheme and set out in the notice convening the Extraordinary General Meeting being duly passed by the requisite majority at the Extraordinary General Meeting (or at any adjournment of such meeting); and

1.3.	the sanction (with or without modification) of the Scheme and the confirmation of the reduction of capital involved therein by the High Court and office copies of the High Court Order and the minute required by section 75 of the Act in respect of the reduction, being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

2.	Trintech and Cerasus have agreed that, subject to paragraph 3 of this Appendix I, the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act:

2.1.	no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having withheld any consent or having taken or having one or having decided to do or take any other steps which would or is reasonably likely to:

2.1.1.	make the Acquisition, its implementation or the acquisition of any Trintech Shares or any of the assets of Trintech by any member of the Wider Cerasus Group, void, unenforceable or illegal under the laws of any jurisdiction or otherwise directly or indirectly restrain, revoke, restrict, prohibit, delay or otherwise interfere with the implementation of the same beyond 30 June 2011, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition;

2.1.2.	require, prevent or delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Cerasus Group or by any member of the Wider Trintech Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of (as the case may be) the Wider Cerasus Group or the Wider Trintech Group taken as a whole;

2.1.3.	impose any limitation lasting beyond 30 June 2011 on, or result in a delay beyond 30 June 2011 in, the ability of any member of the Wider Cerasus Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Trintech Shares or other securities (or the equivalent) in Trintech or on the ability of any member of the Wider Trintech Group or any member of the Wider Cerasus Group to hold or exercise effectively directly or indirectly any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider Trintech Group, which in any such case is material in the context of the Wider Trintech Group taken as a whole;

2.1.4.	require any member of the Wider Cerasus Group or the Wider Trintech Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Trintech Group or any asset owned by any third party (other than in the implementation of the Acquisition);

2.1.5.	require, prevent or delay a divestiture, by any member of the Wider Cerasus Group of any Trintech Shares or other securities (or the equivalent) in Trintech;

2.1.6.	result in any member of the Wider Trintech Group ceasing to be able to carry on business under any name or in any jurisdiction, under, or in which it presently does so the effect of which is material in the context of the Wider Trintech Group taken as a whole;

2.1.7.	impose any limitation on, or result in a delay in, the ability of any member of the Wider Cerasus Group or any member of the Wider Trintech Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Cerasus Group and/or the Wider Trintech Group which is material in the context of the Wider Trintech Group taken as a whole; or

2.1.8.	otherwise affect the business, assets, profits or prospects of any member of the Wider Cerasus Group or any member of the Wider Trintech Group in a manner which is adverse to and material in the context of the Wider Cerasus Group taken as a whole or the Wider Trintech Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any Trintech Shares having expired, lapsed, or been terminated;

2.2.	all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Cerasus in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any Trintech Shares or other securities in, or control of, Trintech by any member of the Wider Cerasus Group having been directly or indirectly obtained on terms and in a form reasonably satisfactory to Cerasus from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Trintech Group or the Wider Cerasus Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Cerasus to carry on the business of any member of the Wider Trintech Group in any jurisdiction having been obtained, in each case where a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would be material to the Wider Trintech Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

2.3.	save as Disclosed or as publicly announced by or on behalf of Trintech (in each case) prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider Trintech Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider Trintech Group is a party to or to which any member of the Wider Trintech Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Cerasus Group of any shares or other securities (or the equivalent) in Trintech or because of a change in the control or management of any member of Trintech Group or otherwise, could or might reasonably be expected to result in, in any such case to an extent which is material in the context of the Wider Trintech Group taken as a whole:

2.3.1.	any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider Trintech Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

2.3.2.	the rights, liabilities, obligations, interests or business of any member of the Wider Trintech Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Trintech Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

2.3.3.	any member of the Wider Trintech Group ceasing to be able to carry on business in any jurisdiction in which it operates under any name under which it presently does so;

2.3.4.	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Trintech Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Trintech Group otherwise than in the ordinary course of business;

2.3.5.	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Trintech Group;

2.3.6.	the value of, or the financial or trading position or prospects of any member of the Wider Trintech Group being prejudiced or adversely affected;

2.3.7.	the creation of any liability (actual or contingent) by any member of the Wider Trintech Group; or

2.3.8.	any liability of any member of the Wider Trintech Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

2.4.	except as Disclosed or disclosed in the Annual Report and Accounts, or as publicly announced by or on behalf of Trintech (in each case) prior to the date of this announcement, no member of the Wider Trintech Group having since 31 January 2010:

2.4.1.	(save as between Trintech and wholly owned subsidiaries of Trintech and save for the issue of Trintech Shares on the exercise of options granted under Trintech Share Option Schemes issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities;

2.4.2.	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) save for any dividend declared prior to the Effective Date by any wholly owned subsidiary of Trintech;

2.4.3.	save for transactions between Trintech and its wholly owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case which is material in the context of the Wider Trintech Group;

2.4.4.	save as between Trintech and its wholly owned subsidiaries or between such wholly owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the ordinary and usual course of carrying out its current banking activities;

2.4.5.	issued, authorised or proposed the issue of any debentures, or (save as between Trintech and its wholly owned subsidiaries or between such wholly owned subsidiaries) incurred or increased any indebtedness or contingent liability, in any such case otherwise than in a manner which is materially consistent with the business of the Wider Trintech Group being conducted in the ordinary and usual course;

2.4.6.	entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary and usual course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider Trintech Group or which is or is likely to be materially restrictive on the business of any member of the Wider Trintech Group or the Wider Cerasus Group;

2.4.7.	entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider Trintech Group;

2.4.8.	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Trintech Group;

2.4.9.	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation, which in any such case would be material in the context of the pension schemes operated by Trintech Group;

2.4.10.	implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than where it is not material in the context of the Wider Trintech Group or between wholly owned members of Trintech Group;

2.4.11.	purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph 2.4.6 above, made any other change to any part of its share capital to an extent which (other than in the case of Trintech) is material in the context of the Wider Trintech Group taken as a whole;

2.4.12.	waived or compromised any claim otherwise than in the ordinary and usual course of business which is material in the context of the Wider Trintech Group taken as a whole;

2.4.13.	(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or (to the extent material in the context of the Wider Trintech Group taken as a whole) had any legal proceedings instituted or threatened against it for its winding up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

2.4.14.	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

2.4.15.	entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph 2.4;

2.5.	except as Disclosed by or on behalf of Trintech to Cerasus or disclosed in the Annual Report and Accounts, or as publicly announced by or on behalf of Trintech (in each case) prior to the date of this announcement, since 31 January 2010:

2.5.1.	there having been no adverse change in the business, assets, financial or trading position, profits or prospects of any member of the Wider Trintech Group which is material in the context of the Wider Trintech Group taken as a whole;

2.5.2.	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Trintech Group or to which any member of the Wider Trintech Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Trintech Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider Trintech Group to an extent which is material to the Wider Trintech Group taken as a whole;

2.5.3.	no contingent or other liability having arisen or being likely to arise or having become apparent to Cerasus which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Trintech Group to an extent which is material to the Wider Trintech Group taken as a whole; and

2.5.4.	no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Trintech Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider Trintech Group taken as a whole;

2.6.	except as Disclosed or disclosed in the Annual Report and Accounts, or publicly announced by or on behalf of Trintech, in each case prior to the date of this announcement, Cerasus not having discovered:

2.6.1.	that any financial, business or other information concerning the Wider Trintech Group publicly Disclosed or disclosed to any member of the Cerasus Group at any time by or on behalf of any member of the Wider Trintech Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

2.6.2.	that any member of the Wider Trintech Group or any company or other entity in which any member of the Wider Trintech Group has an interest and which is not a subsidiary undertaking of Trintech is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts or Interim Results of Trintech, and which is material in the context of the Wider Trintech Group taken as a whole; or

2.6.3.	any information which affects the import of any information Disclosed to Cerasus prior to the date of this announcement at any time by or on behalf of any member of the Wider Trintech Group and which is material in the context of the Wider Trintech Group taken as a whole; and

2.7.	except as Disclosed or disclosed in the Annual Report and Accounts or publicly announced by or on behalf of Trintech, in each case prior to the date of this announcement, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Trintech Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider Trintech Group taken as a whole.

3.	Subject to Condition 4 below, Cerasus reserves the right to waive in whole or in part all or any of the Conditions except Conditions 1.

4.	Subject to the consent of the Panel, Cerasus reserves the right to effect the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 80 per cent. of the nominal value and voting rights of Trintech Shares to which such an offer relates and which are not already in the beneficial ownership of Cerasus).

5.	If Cerasus is required by the Panel to make an offer for Trintech Shares under the provisions of Rule 9 of the Takeover Rules, then Cerasus may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

APPENDIX II

Sources and Bases of Information

Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:

•

The financial information relating to Trintech has been extracted from its audited consolidated annual accounts for the relevant periods and the interim unaudited financial statements as published by Trintech, all of which are prepared in accordance with US GAAP.

•

The value placed on the entire issued and to be issued ordinary share capital of Trintech by the Acquisition is based on 16,921,172 Trintech ADS’s in issue at the date of this announcement and 2,668,983 Trintech ADS’s issued Trintech Optionholders as at 13 October 2010 and 20,000 Trintech ADS’s available for issuance pursuant to the outstanding purchase rights under the Trintech Employee Share Purchase Plan. Each Trintech ADS represents two Trintech Shares. As at the date of this announcement therefore, there are 33,842,344 Trintech Shares in issue.

•	All prices quoted for Trintech ADS’s represent Closing Prices on the relevant date and are derived from NASDAQ.

APPENDIX III

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

‘Act’	the Companies Act 1963 (as amended);

‘Acquisition’	the proposed acquisition by Cerasus of Trintech by means of the Scheme of Arrangement as described in this announcement;

‘Annual Report and Accounts’	the annual report and accounts of Trintech for the year ended 31 January 2010 as filed on Form 20-F;

‘Associate’	has the meaning given to that term in the Takeover Rules;

‘Authorisations’	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;

‘Business Day’	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of Dublin, Ireland or the State of New York;

‘Cerasus’	Cerasus II Limited

‘Cerasus Board’	the board of directors of Cerasus as at the date of this announcement;

‘Cerasus Directors’	the members of the Cerasus Board as at the date of this announcement;

‘Cerasus Group’	Cerasus and Spectrum Equity Investors;

‘Closing Price’	the closing price of a Trintech ADS as derived from NASDAQ;

‘Companies Acts’	the Companies Acts 1963 to 2009;

‘Conditions’	the conditions to the implementation of the Acquisition and the Scheme set out in Appendix I of this announcement and ‘Condition’ means any one of them;

‘Consideration’	the cash consideration of $6.60 per Trintech ADS payable in cash for each Trintech ADS acquired pursuant to the Offer or $3.30 per Trintech Share payable in cash for each Trintech Share acquired pursuant to the Offer;

‘Court Meeting’	the meeting or meetings of the Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the High Court pursuant to section 201 of the Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

‘Court Order’	the order or orders of the High Court sanctioning the Scheme under section 201 of the Act and confirming the reduction of share capital which forms part of it under sections 72 and 74 of the Act or, where the context so requires, either of them;

‘Disclosed’	in the context of the Conditions means fairly disclosed by or on behalf of Trintech to Cerasus or its respective employees, officers or advisers;

‘Effective Date’	the date on which the Scheme becomes effective in accordance with its terms;

‘Expenses Reimbursement Agreement’	the agreement between Cerasus and Trintech whereby Trintech has agreed to pay a certain amount of Cerasus’ expenses in connection with the Acquisition which is described in paragraph 8 of this announcement;

‘Extraordinary General Meeting’	the extraordinary general meeting of Trintech Shareholders to be convened in connection with the Acquisition and expected to be held on the same day as the Court Meeting, including any adjournment thereof;

‘Financial Regulator’	the Central Bank of Ireland;

‘Goodbody Corporate Finance’	Goodbody Corporate Finance of Ballsbridge Park, Ballsbridge, Dublin 4, which is regulated in Ireland by the Financial Regulator;

‘Hearing Record Time’	means 6.00pm on the day prior to the date on which the High Court hears the petition to sanction the Scheme, confirm the associated reduction of capital of Trintech and grant the Court Order to approve the Scheme;

‘High Court’	the High Court of Ireland;

‘Interim Results’	means the unaudited interim consolidated financial results of Trintech for the nine month period ended 31 October 2011;

‘Ireland’ or ‘Republic of Ireland’	Ireland excluding Northern Ireland and the word “Irish” shall be construed accordingly;

‘NASDAQ’	the NASDAQ Global Market;

‘Non-Participating Third Party’	means any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with the Company, (ii) has received non-public information from the Company, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company and (iii) has submitted a bid letter, indication of interest letter or some such similar document, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

‘Northern Ireland’	the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the Island of Ireland

‘Offer’	should Cerasus elect to make the Acquisition by way of a contractual offer (subject to the consent of Trintech or if required, the Panel), the recommended offer to be made by Cerasus for Trintech, on the terms and subject to the conditions set out in this announcement and to be set out in the formal offer document and where the context admits, any subsequent revision, variation, extension or renewal of such offer;

‘Offer Period’	has the meaning given to it in the Takeover Rules;

‘Panel’	the Irish Takeover Panel;

‘publicly announced’	any public announcement by Trintech filed with the SEC;

‘Registrar of Companies’	the Registrar of Companies in Dublin, Ireland

‘Scheme’ or ‘Scheme of Arrangement’	the proposed scheme of arrangement under section 201 of the Act between Trintech and the holders of the Scheme Shares, and the capital reduction under sections 72 and 74 of the Act with or subject to any modification thereof or in addition thereto or condition agreed by Trintech and Cerasus and which the High Court may think fit to approve or impose;

‘Scheme Document’	the document to be posted to Trintech Shareholders and others containing, amongst other things, (i) the Scheme (ii) the notice or notices of the Court Meeting and EGM (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme (iv) such other information as may be required or necessary pursuant to the Act, the Takeover Rules or the Securities Act and (v) such other information as Trintech and Cerasus shall agree;

‘Scheme Shareholders’	the holders of Scheme Shares;

‘Scheme Shares’

Trintech Shares:

in issue on the date of this announcement (excluding the seven shares held by nominees);

(if any) issued after the date of this announcement and prior to the Voting Record Time;

(if any) issued on or after the Voting Record Time and at or prior to the Hearing Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to Trintech Articles to be adopted at the Trintech Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

‘SEC’	United States Securities and Exchange Commission;

‘Takeover Rules’	the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended);

‘Third Party’	a government, central bank, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body (including any national or supranational antitrust or merger control authorities), trade agency, court, tribunal, association, institution, environmental body or any other body or person in any jurisdiction;

‘Transaction Agreement’	the Transaction Agreement dated 15 October 2010 between Cerasus and Trintech in relation to the implementation of the Scheme and the Acquisition;

‘Trintech’ or ‘the Company’	Trintech Group plc;

‘Trintech ADS’s’	American Depository Shares, each representing two Trintech Shares

‘Trintech Articles’	the articles of association of Trintech in force from time to time;

‘Trintech Board’	the board of directors of Trintech as at the date of this announcement;

‘Trintech Directors’	the members of the Trintech Board as at the date of this announcement;

‘Trintech Group’	Trintech and its subsidiary and associated undertakings;

‘Trintech Optionholders’	holders of options under the Trintech Share Option Schemes;

‘Trintech Share Option Schemes’	the Trintech Group plc Share Option Plan 2007, the Trintech Group plc Share Option Plan for Directors and Consultants 2007, the Trintech Group Limited Share Option 1997 Scheme and the Trintech Group plc Directors and Consultants Share Option 1998 Scheme;

‘Trintech Shareholders’	the registered holders of Trintech Shares, and ‘Trintech Shareholder’ means any of such holders;

‘Trintech Shares’	the ordinary shares of $0.0027 each in the capital of Trintech and ‘Trintech Share’ means any one of them;

‘United States’ or ‘US’	the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction;

‘Voting Record Time’	the time and date to be specified as the voting record time for the Court Meeting (or any adjournment thereof) in the Scheme Document;

‘Wider Trintech Group’	Trintech Group and associated undertakings and any other body corporate, partnership, joint venture or person in which Trintech Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent;

‘Wider Cerasus Group’	the Cerasus Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Cerasus Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

All amounts contained within this document referred to by “$” and “c” refer to the US dollar and US cents.

Any reference to “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992.

Any reference to “subsidiary” has the meaning given to it by Section 155 of the Act.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.

Exhibit 99.6

Trintech Group plc (Trintech)

15 October 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Trintech Announces Agreement on the Terms of a Recommended Acquisition for Cash by Private

Investor Group

Pre-conditions to the Offer regarding the receipt of Irrevocable Undertakings to accept the Offer have been satisfied

Dublin, Ireland/Dallas, US – October 15, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading provider of integrated financial governance, risk management and compliance (GRC) solutions for commercial, financial and healthcare markets, today announced that the pre-conditions to the Offer regarding the receipt of irrevocable undertakings to accept the Offer have been satisfied.

The Offer was conditional upon Cerasus having received irrevocable undertakings to vote in favour of the Acquisition and the Scheme in respect of approximately 24.1 per cent. of the entire issued share capital of Trintech (on a fully diluted basis) as follows:

•

Cerasus receiving irrevocable undertakings from each of the Trintech Directors to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting in respect of all of their beneficial shareholdings of Trintech Shares (and, where applicable, of their connected persons amounting in aggregate to 4,076,962 Trintech ADS’s (8,153,924 Trintech Shares) representing approximately 24.1 per cent. of the existing issued share capital of Trintech.

•	These irrevocable undertakings will cease to be binding if:

•	The Scheme Document is not posted within the timeframe required by the Takeover Rules or such later time or date as the Offeror and the Company may in writing agree with Panel consent (if required);

•

an announcement is made pursuant to Rule 2.5 of the Takeover Rules on or before the date of the Court Meeting in respect of an offer made by a Non-Participating Third Party for the entire issued and to be issued share capital of the Company and pursuant to the terms of such Non-Participating Third Party competing offer Trintech Shareholders are entitled to receive or elect to receive consideration exceeding US$3.30 per Trintech Share ($6.60 per Trintech ADS) and Cerasus does not make a definitive revised offer to the Company within 96 hours of such announcement which would provide equal or superior financial value to the Trintech Shareholders in comparison to the Non-Participating Third Party competing offer;

•

the Scheme is not implemented, or lapses or is withdrawn (or the Takeover Offer lapses or is withdrawn) and no new, revised or replacement Scheme or Takover Offer at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the lapse or withdrawal;

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•

Cerasus announces, with the consent of any relevant authority (if required) and before the Scheme Document (of Offer Document, as the case may be) is posted, that it does not intend to proceed with the Scheme and no new, revised or replacement Scheme (or Takeover Offer as the case may be), at a price per Trintech ADS equal to or higher than $6.60 per Trintech ADS is announced by Cerasus in accordance with the Takeover Rules at the same time or within 96 hours of the initial announcement;

•

if the Resolutions are not passed at the Extraordinary General Meeting or the Court Meeting, in circumstances where (i) the Company has complied in all material respects with its obligations pursuant to the Transaction Agreement and (ii) the Directors have complied in all material respects with the terms of their irrevocable undertakings.

Enquiries:

Cerasus
Chris Mitchell	Tel: +1.617.464.4600
Adam Margolin

Trintech	Tel: +353.1.293.9840
Joseph Seery

William Blair & Compay LLC	Tel: +312.236.1600
Dan Daul

Goodbody Corporate Finance	Tel: +353.1.667.0420
Don Harrington
Stephen Kane

General

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, IN CONTRAVENTION OF APPLICABLE LAW.

The release, publication or distribution of this announcement in or into certain jurisdictions other than Ireland may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with Irish law and the Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland.

Cerasus and Trintech strongly advise Trintech Shareholders to read the formal documentation relating to the Acquisition when it becomes available because it will contain important information about Trintech, the Acquisition, the Scheme and related matters. Any response in relation to the Acquisition should be made only on the basis of the information contained in the formal documentation relating to the Acquisition. This announcement does not constitute a prospectus or prospectus equivalent document.

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Financial Advisers

Goodbody Corporate Finance, which is regulated by the Financial Regulator, is acting exclusively for Cerasus and no one else in connection with the Acquisition and will not be responsible to anyone other than Cerasus for providing the protections afforded to clients of Goodbody Corporate Finance or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement referred to herein.

William Blair & Company LLC is acting exclusively for Trintech and no one else in connection with the Acquisition and will not be responsible to anyone other than Trintech for providing the protections afforded to customers of William Blair & Company LLC or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction or arrangement or any matter referred to herein.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, one per cent., or more of any class of ‘relevant securities’ of Trintech, all ‘dealings’ in any ‘relevant securities’ of Trintech (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3.30 pm (Dublin time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Trintech, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Trintech by Cerasus or Trintech, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Dublin time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can be found on the Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

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The following definitions apply throughout this announcement unless the context otherwise requires:

‘Act’	the Companies Act 1963 (as amended);

‘Acquisition’	the proposed acquisition by Cerasus of Trintech by means of the Scheme of Arrangement as described in this announcement;

‘Associate’	has the meaning given to that term in the Takeover Rules;

‘Business Day’	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of Dublin, Ireland or the State of New York;

‘Cerasus’	Cerasus II Limited

‘Court Meeting’	the meeting or meetings of the Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the High Court pursuant to section 201 of the Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

‘Extraordinary General Meeting’	the extraordinary general meeting of Trintech Shareholders to be convened in connection with the Acquisition and expected to be held on the same day as the Court Meeting, including any adjournment thereof;

‘Financial Regulator’	the Central Bank of Ireland;

‘Goodbody Corporate Finance’	Goodbody Corporate Finance of Ballsbridge Park, Ballsbridge, Dublin 4, which is regulated in Ireland by the Financial Regulator;

‘High Court’	the High Court of Ireland;

‘Ireland’ or ‘Republic of Ireland’	Ireland excluding Northern Ireland and the word “Irish” shall be construed accordingly;

‘Non-Participating Third Party’	means any third party other than a party (including its Associates) that: (i) has executed a non-disclosure agreement with the Company, (ii) has received non-public information from the Company, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company and (iii) has submitted a bid letter, indication of interest letter or some such similar document, in each case, in connection with a proposed acquisition of some or all of the issued share capital of the Company;

‘Northern Ireland’	the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the Island of Ireland

‘Offer’	should Cerasus elect to make the Acquisition by way of a contractual offer (subject to the consent of Trintech or if required, the Panel), the recommended offer to be made by Cerasus for Trintech, on the terms and subject to the conditions set out in this announcement and to be set out in the formal offer document and where the context admits, any subsequent revision, variation, extension or renewal of such offer;

‘Offer Period’	has the meaning given to it in the Takeover Rules;

‘Panel’	the Irish Takeover Panel;

‘Scheme’ or ‘Scheme of Arrangement’	the proposed scheme of arrangement under section 201 of the Act between Trintech and the holders of the Scheme Shares, and the capital reduction under sections 72 and 74 of the Act with or subject to any modification thereof or in addition thereto or condition agreed by Trintech and Cerasus and which the High Court may think fit to approve or impose;

‘Scheme Document’	the document to be posted to Trintech Shareholders and others containing, amongst other things, (i) the Scheme (ii) the notice or notices of the Court Meeting and EGM (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme (iv) such other information as may be required or necessary pursuant to the Act, the Takeover Rules or the Securities Act and (v) such other information as Trintech and Cerasus shall agree;

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‘Scheme Shareholders’	the holders of Scheme Shares;

‘Scheme Shares’

Trintech Shares:

in issue on the date of this announcement (excluding the seven shares held by nominees);

(if any) issued after the date of this announcement and prior to the Voting Record Time;

(if any) issued on or after the Voting Record Time and at or prior to the Hearing Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to Trintech Articles to be adopted at the Trintech Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

‘SEC’	United States Securities and Exchange Commission;

‘Takeover Rules’	the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended);

‘Third Party’	a government, central bank, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body (including any national or supranational antitrust or merger control authorities), trade agency, court, tribunal, association, institution, environmental body or any other body or person in any jurisdiction;

‘Transaction Agreement’	the Transaction Agreement dated 15 October 2010 between Cerasus and Trintech in relation to the implementation of the Scheme and the Acquisition;

‘Trintech’ or ‘the Company’	Trintech Group plc;

‘Trintech ADS’s’	American Depository Shares, each representing two Trintech Shares

‘Trintech Articles’	the articles of association of Trintech in force from time to time;

‘Trintech Board’	the board of directors of Trintech as at the date of this announcement;

‘Trintech Directors’	the members of the Trintech Board as at the date of this announcement;

‘Trintech Shareholders’	the registered holders of Trintech Shares, and ‘Trintech Shareholder’ means any of such holders;

‘Trintech Shares’	the ordinary shares of $0.0027 each in the capital of Trintech and ‘Trintech Share’ means any one of them;

‘United States’ or ‘US’	the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction;

All amounts contained within this document referred to by “$” and “c” refer to the US dollar and US cents.

Any reference to “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992.

Any reference to “subsidiary” has the meaning given to it by Section 155 of the Act.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.

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